SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Advanced Biotherapy, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
00750J100
(CUSIP Number)
Jeffrey R. Mistarz
Chief Financial Officer
Lime Energy Co.
280 Landmeier Road
Elk Grove Village, Illinois 60007
(847) 437-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 18, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	00750J100

1	NAMES OF REPORTING PERSONS. Lime Energy Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,060,421,884

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,060,421,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,060,421,884

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Advanced Biotherapy, Inc., a corporation organized under the laws of the State of Delaware (the “Company”). The principal executive offices of the Company are located at 227 West Monroe, Suite 3900, Chicago, Illinois 60606.
Item 2. Identity and Background
          This Schedule 13D is being filed by Lime Energy Co. (“Lime”), a corporation organized under the laws of the State of Delaware. Lime’s principal business is providing energy efficiency products and services. Lime’s principal business address and office is located at 1280 Landmeier Road, Elk Grove Village, Illinois 60007.
          (a) — (c); (f) The name, business address, present principal occupation or employment, and the name and principal business or any corporation or other organization in which such employment is conducted of each of the executive officers and directors of Lime is set forth in Schedule I attached hereto. Each person listed in Schedule I is a citizen of the United States.
     (d) — (e) During the last five years, neither Lime nor, to the knowledge of Lime, have any of the persons listed on Schedule I, (i) been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
          On November 18, 2008, Lime entered into a Stock Purchase Agreement (the “Purchase Agreement”) with certain stockholders of the Company to acquire a total of 1,060,421,884 shares of the Common Stock of the Company in exchange for 2,252,341 shares of Lime’s common stock, par value $0.0001 per share. The description of the Purchase Agreement contained in this Schedule 13D is qualified in its entirety by reference to such agreement, which is incorporated by reference to Exhibit 1 hereto.
Item 4. Purpose of Transaction
          The purpose of the Purchase Agreement was to obtain control of the Company. The acquisition under the Purchase Agreement is subject to the approval of Lime’s stockholders under the NASDAQ Marketplace Rules because Richard P. Kiphart is a director and significant shareholder of both Lime and the Company, and Mr. Kiphart is selling 100% of his ADVB common stock to Lime under the Purchase Agreement. Mr. Kiphart’s son-in-law, David W. Valentine, is also selling his ADVB stock to Lime under the Purchase Agreement, and he serves as a director and stockholder of both Lime and the Company. Lime expects to consummate the acquisition and become the owner of 1,060,421,884 of the outstanding shares of Common Stock of the Company at least twenty days after the information statement relating to the Purchase Agreement is sent to Lime stockholders. As a result, Lime will hold 90.8% of the common stock of the Company. Promptly following the closing of this acquisition, which is expected to occur during the first quarter of 2009, Lime intends to effect a short-form merger with a wholly owned subsidiary and the Company whereby the separate corporate existence of the Company will terminate and each of the outstanding shares of the Common Stock of the Company not already owned by Lime shall be converted into the Company shareholders’ choice of 0.002124 shares of Lime’s common stock, which is the same exchange ratio under the Purchase Agreement, or $0.008625 for each share of the ADVB common stock.. Lime intends to file a Form S-4 registration statement with respect to the shares of Common Stock to be offered to the Company shareholders. Following the short-form merger, the registration of the Company’s common stock will terminate under the Securities Exchange Act and the common stock will no longer be publicly traded on the OTC Bulletin Board or elsewhere.
          The terms of the Purchase Agreement require that Lime shall use its best efforts to cause the President and CEO of the Company to be appointed to the board of directors of Lime.
          Except as set forth above, neither Lime nor, to the knowledge of Lime, any of the persons named on Schedule I, have any plans or proposals that would relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) and (b) As of November 18, 2008, Lime acquired the right to beneficially own an aggregate of 1,060,421,884 shares of the Common Stock of the Company, which represented ownership of 90.8% of the issued and outstanding stock of the Company. Mr. Kiphart is a director and Chairman of Lime and its largest shareholder, and he is also a director and Chairman of the Company and its largest shareholder. Mr. Valentine is also a director and stockholder of both companies. Because of this overlapping interest, Lime may be deemed to share the power to vote and the power to dispose of ADVB shares held by Messrs. Kiphart and Valentine. In addition, it is possible that the acquisition of the ADVB shares under the Purchase Agreement will be completed within 60 days, giving Lime the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of these securities.
     (c) Except as described in Item 4 hereof, no transactions in the Company’s Common Stock were effected by Lime, or to the knowledge of Lime, any of the persons listed on Schedule I hereto, during the past 60 days.
     (d) and (e) Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Mr. Kiphart is a director and Chairman of Lime and its largest shareholder, and he is also a director and Chairman of the Company and its largest shareholder. Mr. Valentine is also a director and stockholder of both Lime and the Company. Mr. Valentine is a party to the Purchase Agreement. Lime has agreed to pay the legal fees of Mr. Kiphart in his capacity as the representative of the sellers under the Purchase Agreement.
     Except as set forth in this Schedule 13D, to the knowledge of Lime, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of the

Company, including but not limited to, transfer or voting of any of the securities of the Company, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.
Item 7. Material to be Filed as Exhibits
     Exhibit 1 — Stock Purchase Agreement dated as of November 18, 2008 by and among Lime Energy Co. and certain stockholders of Advanced Biotherapy, Inc (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K of Lime Energy Co. filed on November 18, 2008 with the Securities and Exchange Commission).

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 24, 2008
LIME ENERGY CO.

By:	/s/ Jeffrey R. Mistarz Name: Jeffrey R. Mistarz
Title: Chief Executive Officer

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